UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of the 2015 Annual General Meeting of Shareholders and Proxy Statement, dated November 23, 2015

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Wednesday, December 23, 2015, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli, Aviad Kaufman, Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(3)	review of our audited financial statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2014; and

(4)	approval of compensation for certain directors and the assignment of the compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd or to Millennium Investments Elad Ltd, as applicable.

Shareholders of record at the close of business on November 24, 2015 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, General Counsel and Corporate Secretary

Dated: November 23, 2015

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2015 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 23, 2015, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(5)	re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli Aviad Kaufman, Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(6)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(7)	review of our audited financial statements and Management Discussion and Analysis ("MD&A") for the year ended December 31, 2014; and

(8)	approval of compensation for certain directors and the assignment of the compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd or to Millennium Investments Elad Ltd, as applicable.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 30, 2015.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 72 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the

Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 24, 2015 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 23, 2015 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On November 23, 2015, 1,275,114,262 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of November 23, 2015 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,073,968	46.03%
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.81%

(1)	The percentages shown are based on 1,275,114,262 Ordinary Shares issued and outstanding as of November 23, 2015 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) holds approx. 46.9% of the share capital of Israel Corp. which holds approx. 46.03% of the voting rights and 48.9% of the issued share capital of Israel Chemicals Ltd. Millennium is held by Mashat Investments Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively.

Mashat is a private company, wholly owned by a Dutch company, Ansonia (Holdings) B.V. (“Ansonia”). Ansonia is wholly owned by Jelany Corporation N.V. (registered in Curaçao), which is wholly owned by Liberian company, Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust, of which Mr. Idan Ofer is the beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital of Israel Corp., is a shareholder in Millennium as stated. Also, to the best of our knowledge, as of November 23, 2015, XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is a prime beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations for certain issues, an additional vote on the board of directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign discretionary trust that holds Mashat, as abovementioned, in which Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corp. Millennium and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as a beneficiary in the trust that indirectly controls Millennium). Furthermore, XT Investments directly holds approximately 0.03% of our share capital (namely, 377,662 Ordinary Shares).

On September 24, 2014, we listed our ordinary shares on the NYSE in connection with the initial public offering of our shares in the United States. The offering, including the subsequent option exercise, included 42,222,942 of our Ordinary Shares sold by Israel Corp. and 23,951,015 of our Ordinary Shares sold by certain forward counterparties. Immediately following the offering, Israel Corp. had voting rights with respect to approximately 46.18% of our outstanding Ordinary Shares (after excluding shares held by us or our subsidiaries). Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five most highly compensated officers in 2014, please see Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' in our 2014 Annual report on Form-20-F (the "2014 Form-20-F").

PROPOSALS

Item 1 – Re-election of Directors

At the Meeting, eight of our directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. Of the eight directors that are up for re-election at the Meeting, five of them were re-elected at our last annual general meeting of shareholders and Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, were appointed by our extraordinary general meeting on February 26, 2015. The nominees, if re-elected at the Meeting, together with our two external directors (as such term is defined under the Israeli Companies Law), will constitute the entire Board of Directors. In addition to our external directors, Messrs. Merszei and Eckhaus are independent under the rules applicable to U.S. companies listed on the NYSE. Each of the nominees has confirmed that he is qualified to serve on our Board of Directors, as required under the Israeli Companies Law.

Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. A majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors).

If the office of a director falls vacant and no other director is elected and/or appointed in his place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

Mr. Yaacov Dior and Dr. Miriam Haran serve as our external directors. Mr. Dior's second three-year term commenced on February 26, 2015, and Dr. Haran’s third three-year term commenced on August 29, 2015.

If elected, each director who is not an employee of Israel Corp. (the directors who are employees of Israel Corp. will be called: "IC Directors") and is not an executive of the Company or the chairman of the board of directors (for purposes of this proxy, the directors that are not IC Directors nor executives nor the chairman of the board will be collectively referred to as: "Non-Executive Directors"), will be entitled to receive cash compensation as set forth in Item 4, subject to shareholder approval. Avisar Paz and Eran Sarig, each of whom is an IC Director, do not receive additional cash compensation for their services as directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. For the avoidance of doubt, Mr. Aviad Kaufman is considered a Non-Executive Director. Our Executive Chairman of the Board, Mr. Nir Gilad, does not receive any additional compensation for his services other than the compensation approved to him by our shareholders on June 29, 2015. Our CEO, Mr. Stefan Borgas, does not receive any additional compensation for his service as a director beyond his compensation as executive.

If elected, each of our Non-Executive Directors and IC Directors, will be entitled to receive equity based compensation as set forth in Item 4, subject to shareholder approval.

Furthermore, if elected, each director will continue to be entitled to insurance, indemnification and exculpation arrangements.

A brief biography of each nominee is set forth below:

         Nir Gilad.    Mr. Gilad serves as Chairman of the Board of ICL since January 2008. He also serves as a Director of Oil Refineries Ltd since December 2013. Until early 2015, Mr. Gilad was President and CEO of Israel Corp., and, prior thereto, Deputy CEO for Business Development and Strategy. He also held a number of other positions including Chairman of ZIM Integrated Shipping Services LTD, IC Power Israel Ltd., IC Green Energy Ltd. and H.L. Management and Consulting (1986) Ltd. Mr. Gilad also served as a Director in Tower Semiconductor Ltd. and Qoros Automotive Co. Ltd. (formerly known as Chery Quantum Auto Co. Ltd. 2007) Prior to joining Israel Corp. Mr. Gilad was Senior Vice President of Migdal Insurance Company, CEO of Migdal Investment Management Ltd. and Chairman of Migdal Capital Markets Ltd. Mr. Gilad also served as Accountant General and Deputy Head of the Budget Division of Israel's Ministry of Finance, where he played a role in negotiating Israel's peace accords with Jordan and the Palestinian Authority. In addition, he initiated and directed strategic programs for the Israel government aimed at improving Israel's Negev and Galilee regions. He also served as CFO of Israel Aircraft Industries. Mr. Gilad holds an MA in Business Administration from Bar Ilan University and a BA in Economics, Agricultural Administration and Natural Sciences from the Hebrew University, Jerusalem. Mr. Gilad holds the rank of Lieutenant Colonel in the IDF reserves. He is active in Yedidei Atidim Association, a non-profit organization that integrates underprivileged communities into the higher education system, is Chairman of the Friends of Soroka Medical Center Association, and a Director of IDC Herzliya, a pioneering academic institution of higher education in Israel.

         Avisar Paz.    Mr. Paz has served as a director since April 2001. Mr. Paz serves as Chief Executive Officer of Israel Corp. as of January 7, 2015. He previously served as the Chief Financial Officer of Israel Corp. Mr. Paz serves as a director of various subsidiaries of Israel Corp. He serves as a director of Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel.

         Eran Sarig.    Mr. Sarig has served as a director since October 2010. Mr. Sarig serves as Executive Vice President of Business Development and Strategy of Israel Corp. He serves as a director of Oil Refineries Ltd. He holds an LLB from Tel Aviv University School of Law, LLM from Duke University School of Law and MBA from the Herzliya Interdisciplinary Center.

         Ovadia Eli.    Mr. Eli has served as a director since August 2011. Mr. Eli has served as Chairman of the Board of the Israel Airports Authority, Shmanim Basisiim Haifa Ltd. and I.C.P.I. He was a member of the Boards of Directors of Salt Industries Israel Ltd., Shaarei Ribit, Ltd., Zim Integrated Shipping Services Ltd., OPC Rotem Ltd., and is member of the Board of Directors of Adriel Israel Properties Ltd. and chairman of Bazan since February 4, 2015. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the University of Haifa and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

         Aviad Kaufman.    Mr. Kaufman has served as a director since March 2014. He is the Chief Financial Officer of Quantum Pacific (UK) LLP and is also a board member of Israel Corp., Kenon Holdings Ltd and IC Power Pte. Ltd, each of which are members of a group of companies associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Geoffery Merszei. Mr. Merszei has served as a director since February 26, 2015. Mr. Merszei is Chairman and Chief Executive of Zolentis AG, a global investment and advisory firm based in Zug, Switzerland. He was previously the Executive Vice President of The Dow Chemical Company (NYSE:DOW) (“Dow”); President of Dow Europe, the Middle East and Africa; and Chairman of Dow

Europe before retiring in 2013. Mr. Merszei brings more than 30 years of experience in corporate governance and finance. He served on Dow’s Board from 2005 to 2009 and was its Lead Director on the Board of Dow Corning Corporation. He was also Chairman of Dow’s Geographic Leadership Council and a member of Dow’s Executive Leadership Committee, which was responsible for the company’s corporate strategy and financial performance. In 2001, Mr. Merszei left Dow to be the Executive Vice President and Chief Financial Officer of Alcan Inc., returning to Dow in 2005 as its Executive Vice President and Chief Financial Officer. He has also served as a board member of the Chemical Financial Corporation, and as a Trustee and Executive Committee member of the United States Council for International Business.

Shimon Eckhaus. Mr. Eckhaus has served as a director since February 26, 2015. Mr. Eckhaus serves as the President of Worldwide Integrated Network Ltd. Mr. Eckhaus also serves on the board of directors of Orbit Technologies Ltd. and AqWise Ltd. He also serves as a strategic and marketing advisor to a number of private and public companies. From 2009 to 2011, Mr. Eckhaus served as the Chairman of the Board of Starling Advanced Communications Ltd. and as a member of the board of directors of Israel Electric Company Ltd. and O.D.F Optronics Ltd. Mr. Eckhaus holds a B.Sc. in Materials and Process Engineering, including a specialization in Nuclear Engineering, and an M.Sc. in Materials and Processing Engineering, both from Ben Gurion University of the Negev, in Beer-Sheva.

Stefan Borgas. Mr. Borgas has served as our CEO since September 2012. Mr. Borgas has served as a director since February 26, 2015. Mr. Borgas previously served as Chief Executive Officer of Lonza Group (2004 to 2012) and is a director at Syngenta Group. Mr. Borgas is a member of the Board of the Israeli-German Chamber of Commerce and serves on the Board of Directors of IFA, the International Fertilizers Association. He holds a BA in Business Administration from the University of Saarbrucken (Germany) and an MBA from the University of St. Gallen (Switzerland).

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Nir Gilad be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Eran Sarig be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.”

RESOLVED, that Geoffery E. Merszei be re-elected to the Board of Directors of the

Company, effective immediately.”

RESOLVED, that Shimon Eckhaus be re-elected to the Board of Directors of the Company, effective immediately.”

RESOLVED, that Stefan Borgas be re-elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the recommendation of our Audit and Finance Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditor until the end of our next annual general meeting of shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to fix the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Finance Committee.

For additional information about the fees of Somekh Chaikin for 2014, please see Item 16C to the 2014 Form-20-F – 'Principal Accountant Fees and Services'.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's 2016 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 - Review of the 2014 Financial Statements and MD&A

Our audited financial statements for the year ended December 31, 2014 are included in the 2014 Form-20F. You may read and copy any material we file with the Securities and Exchange Commission (“SEC”), including this report, without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available in our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement. At the Meeting, we will hold a discussion with respect to the financial statements, as well as the MD&A.

Item 4 – Approval of compensation for certain directors and the assignment of the compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd. or to Millennium Investments Elad Ltd, as applicable.

On February 26, 2015, the extraordinary general meeting of shareholders (the "EGM") approved a ‘relative cash compensation’ for Non-Executive Directors (including external directors), who serve from time to time, in accordance with Section 8A of the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000 (the “Compensation Regulations”), which consists of a fixed annual fee and an attendance fee in an amount equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time. The EGM further approved an annual equity grant for 2015, of restricted Ordinary Shares for all of our Non-Executive Directors and IC directors, in accordance with section 8B of the Compensation Regulations. As per the EGM's approval, we pay the same cash and equity based compensation to all of our Non-Executive Directors, whether or not they are external directors, all in accordance with the Compensation Regulations. Accordingly, any changes to the director's compensation made from time to time, which require shareholder approval under Israeli law, including grants of additional equity based compensation applies and will apply to all of our Non-Executive Directors, whether or not they are external directors. In addition, we grant equity to each of our IC Directors on the same terms and conditions as our Non-Executive Directors. For more information, please see our proxy statement dated February 26, 2015.

At the Meeting, we will ask our shareholders to approve a higher fixed annual fee component, to each of our Non-Executive Directors (whether or not they are external directors), who serve from time to time. The relative cash compensation manner will not change and will consist a fixed annual fee and an attendance fee.

Furthermore, we will ask our shareholders to approve an annual equity grant award for 2016, to each of our Non-Executive Directors and to each of our IC Directors who serve from time to time.

Under the Israeli Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the compensation committee, board of directors and shareholders, in that order. Subject to the approval of the shareholders, on November 8 and 11, 2015, respectively, our Human Resources and Compensation Committee (the “Compensation Committee”) and our Board of Directors, approved the compensation terms set forth below, which are in compliance with the terms and conditions of the Company’s Compensation Policy for Office Holders.

Cash Compensation:

The fixed annual fee component we propose to pay, is NIS 365,000 (currently equivalent to approximately $93,088). The fixed annual fee we currently pay is NIS 200,000 (currently equivalent to approximately $51,007).

The per meeting attendance fee will not change and will be equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time, and currently equals NIS 2,391 (currently equivalent to approximately $610) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (currently equivalent to approximately $811) per meeting for directors who meet the qualifications of an expert director.

The cash compensation will be payable in accordance with the Compensation Regulations and the Compensation Policy.

The currency translations set forth above are based on the representative exchange rate of NIS3.9210 to $1.00, as published by the Bank of Israel on November 10, 2015.

Equity based compensation:

The proposed equity based compensation consists of an annual grant award for 2016,1 in the form of restricted Ordinary Shares to each Non-Executive Director and IC Director with a value per grant of approximately NIS 310,000 (currently equivalent to approximately $79,061) (the “Restricted Shares”). Based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of approval by our Board of Directors, or NIS 20.51 (currently equivalent to approximately $5.23) per share, each applicable director will be entitled to 15,115 Restricted Shares. The Restricted Shares will fully vest in three installments over a period of three years, as follows: (i) 33.33% will vest on the first anniversary of the date of the Meeting; (ii) 33.33% will vest on the second anniversary of the date of the Meeting; and (iii) 33.33% will vest on the third anniversary of the date of the Meeting. If an eligible director is appointed by the Board of Directors prior to our next annual general meeting of shareholders, he or she will receive a pro-rata amount of such equity-based compensation on the same terms and conditions as the other serving directors, mutatis mutandis (the amount of Restricted Shares that will be granted will be calaulated based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of his or her appointment).

Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

Assuming the re-election at the Meeting of all the applicable nominees named in this Proxy Statement, an aggregate amount of 120,920 Restricted Shares will be issued to 8 directors pursuant to this resolution, constituting approximately 0.0095% of the issued and outstanding share capital of the Company and approximately 0.0095% of the voting rights (approximately 0.0093% of the issued and outstanding share capital of the Company and approximately 0.0093% of the voting rights, on a fully diluted basis).

The Restricted Shares granted to Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon restricted shares being held by a trustee for two years after the date of grant. Section 102 may not be applicable to the Restricted Shares granted to non-Israeli residents. The Restricted Shares of these offerees will be deposited with the trustee without the lock-up provision referenced above.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee (subject to assignment of the Restricted Shares (or of the economic benefit thereof) to Israel Corp., as specified below)). Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The Restricted Shares (except for the aforementioned vesting schedule and the vesting acceleration mechanism) will be subject to the conditions of the Equity Compensation Plan (2014) (the “2014 Plan”),

1 The EGM approved an annual equity grant for 2015, to each Non-Executive Director and IC Director with a value per grant of approximately NIS 260,000 (which was equivalent to approximately $66,107). Each applicable director was granted 9,078 Restricted Shares which fully vest in three installments over a period of three years, as follows: (i) 50% vested on August 28, 2015; (ii) 25% will vest on the second anniversary of the date of the EGM; and (iii) 25% will vest on the third anniversary of the date of the EGM. As approved by the EGM, the IC Directors assigned their shares to Israel Corp.

which is described in detail in the Outline of an Offer of Securities to Employees, filed by the Company on August 20, 2014 via MAGNA, an English translation of which is available on our website at www.iclgroup.com under 'Investors—Reports—Immediate Reports' (the "Outline"), and as updated in this Proxy Statement. In the event of a contradiction between the terms set forth in the Outline and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

In accordance with the 2014 Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon the granting thereof and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

Reasons for the Proposal

The Human Resources & Compensation Committee and Board of Directors commissioned two leading international consulting firms, which prepared reports on the terms of compensation of non-executive directors in peer companies, as defined in the Company's Compensation Policy for Office Holders (the "Benchmark Reports"). The Benchmark Reports indicated that most peer companies provide annual cash and equity based compensation to their non-executive directors and some also pay a per meeting attendance fee. According to the Compensation Regulations, the Company is required to pay a per meeting attendance fee. The total annual compensation of the directors as approved by the EGM in February 2015 was in the lower percentiles of the compensation ranges provided in the Benchmark Reports. The proposed total annual directors' compensation is still in the lower percentiles of the ranges provided in the Benchmark Reports.

We believe that by granting equity based compensation we provide direct economic alignment between our directors and shareholders. The proposed vesting schedule of the Restricted Shares is in line with Our Compensation Policy for Office Holders that provides for a gradual three-year vesting schedule. Furthermore, the applicable provisions of the Compensation Regulations require that all of our Non-Executive Directors receive the same compensation.

Given the three-year vesting schedule, which is longer than the vesting schedules of directors' equity grants in many other companies, we have decided not to impose a minimum share ownership requirement on our directors. When our Compensation Policy for Office Holders is renewed, we may consider imposing minimum share ownership requirements.

The Human Resources & Compensation Committee and Board of Directors noted in their approval that the proposed compensation is intended to compensate our Non-Executive Directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. According to the Benchmark Reports, the proposed terms of directors compensation, are below the average of the ranges provided in the Benchmark Reports. In particular, the Human Resources & Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. They further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our directors and their additional responsibility in light of our dual listing on the TASE and NYSE. Finally, the proposed equity based compensation along with the overall compensation package for our Non-Executive Directors is meant to provide the same compensation to all of our Non-Executive Directors, whether or not they are external directors. In light of all of the above, the Human Resources & Compensation Committee and Board of Directors stated that the proposed compensation is in the best interests of the Company and our shareholders.

Assignment to Controlling Shareholders

We have been informed that all of our IC Directors and Mr. Aviad Kaufman (who serves as a director in the board of directors of Israel Corp.) will assign their Restricted Shares (or the economic benefit derived therefrom) to Israel Corp. and that Mr. Aviad Kaufman will also assign to Israel Corp. 9,078 Restricted Shares that were granted to him in May 2015 pursuant to the EGM approval. In addition, We have been informed that Mr. Aviad Kaufman will assign to Millennium his cash compensation paid by the Company. See "Principal Ordinary Shareholders" on pages 3 and 4 above for more information about Millennium. We will ask our shareholders to approve such assignments.

Required Approval

Pursuant to the Israeli Companies Law and the Compensation Regulations, the approval of the compensation of our Non-Executive Directors (excluding Mr. Kaufman) requires the affirmative vote of a majority of the Ordinary Shares present, in present or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the compensation of our IC Directors and Mr. Kaufman and the assignment thereof (or the economic benefit derived therefrom) to Israel Corp. or Millennium, as applicable. Accordingly, pursuant to the Israeli Companies Law, the approval of the compensation of our IC Directors and Mr. Kaufman, the assignment of their compensation to Israel Corp. or Millennium, as applicable, and the assignment of 9,078 Restricted Shares that were granted to Mr. Aviad Kaufman pursuant to the EGM approval, to Israel Corp., requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See above the discussion of personal interests and voting procedures.

Israel Corp. is the Company’s controlling shareholder. Since it is highly unlikely that any of the Company’s public shareholders is a controlling shareholder of the Company or has a personal interest in this matter, and to avoid confusion, the enclosed form of proxy includes a certification that you are not a controlling shareholder and do not have a personal interest in this matter. If you are unable to make this certification, please contact the Company's General Counsel for guidance on how to vote at +972-3-684- 4440 or, if you hold your shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of written ballot that we will file via MAGNA or if voting electronically, via the ISA's electronic voting system.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the cash compensation and the equity based compensation terms of the Company's Non-Executive Directors who serve from time to time, whether or not they are external directors, other than Mr. Aviad Kaufman, all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the equity based compensation terms of the IC Directors who are employed by Israel Corporation Ltd. and the cash and equity based compensation terms of Mr. Kaufman, all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the assignment to Israel Corp. of the equity based compensation of the IC Directors who are employed by Israel Corp. and the assignment of the equity based compensation of Mr. Kaufman, who serves as a director of the board of directors of Israel Corp. (or the assignment of the economic benefit thereof), including the assignment of 9,078 Restricted Shares that were granted to Mr. Kaufman pursuant to the approval of the extraordinary general meeting of shareholders held on February 26, 2015, and the assignment to Millennium Investments Elad Ltd., of the cash compensation paid by the Company to Mr. Aviad Kaufman, from time to time, all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2015 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than November 30, 2015.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than December 13, 2015. Any position statement received will be furnished on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and furnishing a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimowitz Senior Vice President, General Counsel and Corporate Secretary

Dated: November 23, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 23, 2015